UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 11, 2013
Commission File Number 1-14846
Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive
offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes __  No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes __  No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes __   No X
Enclosure: Press release: AngloGold Ashanti Holdings Finance plc Announces Redemption
of All of Its Outstanding 3.50 Per Cent. Guaranteed Convertible Bonds Due 2014

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: ww.anglogoldashanti.com
News Release
11 November 2013
AngloGold Ashanti Holdings Finance plc
AngloGold Ashanti Holdings Finance plc Announces Redemption of All of Its
Outstanding 3.50 Per Cent. Guaranteed Convertible Bonds Due 2014
Douglas, Isle of Man – AngloGold Ashanti Holdings Finance plc (the “Company”) today announced the completion of the previously announced optional redemption of all of its outstanding 3.50 per cent. Guaranteed Convertible Bonds Due 2014 (CUSIP/ISIN Nos.
03512QAA5 / US03512QAA58 and G03791AA1/XS0430548056) (the “Bonds”). The Bonds
were redeemed on 8 November 2013 at a redemption price equal to 100% of the principal amount of the Bonds plus accrued and unpaid interest up to but excluding the redemption date.
The aggregate principal amount of the Bonds redeemed was $6,600,000. Pursuant to the terms of the trust deed governing the Bonds, the Bonds were cancelled upon redemption
.
SPONSOR: UBS South Africa (Pty) Limited
ENDS
CONTACT:
Media
Chris Nthite Stewart
Bailey General inquiries
Tel:
+27 (0) 11 637 6388/+27 (0) 83 301 2481
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
E-mail:
cnthite@anglogoldashanti.com
sbailey@anglogoldashanti.com
media@anglogoldashanti.com
Investors
Andrea Maxey (Investors & Media)
+61 8 9425 4603/ +61 400 072 199
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
amaxey@anglogoldashanti.com.au
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South
Africa) General inquiries
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
investors@anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 11, 2013
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary